Exhibit 99.28

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

GRANDVIEW GOLD INC. ANNOUNCES PRIVATE PLACEMENT

October 16, 2009: Grandview Gold Inc. (TSX: GVX) ("Grandview") is pleased to announce that it has entered into a unit purchase agreement (the "Purchase Agreement") with Centerpoint Resources Inc., a corporation incorporated under the laws of the Province of British Columbia ("Centerpoint").

The Purchase Agreement provides for an investment by Centerpoint in Grandview comprised of a private placement financing consisting of 20 million units (a "Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit will consist of one common share and one common share purchase warrant (a "Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview will concurrently be completing a non-brokered financing resulting in the issuance of up to an additional 6,666,667 Units, some of which Units may be acquired by directors and officers of Grandview (with t he Centerpoint investment and the concurrent non-brokered placement being referred to collectively as the "Private Placement").

Following completion of the Private Placement, there will be 71,318,765 common shares issued and outstanding in the capital of Grandview, approximately 28.04% of which will be held by Centerpoint (prior to any exercise of warrants). In addition, to the foregoing, Centerpoint will have the right to nominate two directors to the Board of Directors of Grandview.

"I am extraordinarily pleased by the opportunities this Agreement with Centerpoint affords Grandview," says Company President and CEO Paul Sarjeant. "As a Company, we made a decision to pursue low-cost production opportunities in politically stable environments abroad; cash-flowing opportunities that would both lessen our reliance on capital markets and help fund our highly prospective projects in the Red Lake and Rice Lake gold districts. We believe that this opportunity, and Centerpoint's demonstrable interest in growing the Company are timely, and in the best interest of shareholders."

Shareholder approval will be required for the Private Placement as (i) the total number of common shares issuable in connection with the private placement is 46,666,667, which number exceeds 25% of the total issued and outstanding capital of Grandview at the date of this press release; and (ii) the price per Unit under the Private Placement represents a 29% discount to the five day volume weighted average trading price of Grandview common shares on the date of the Purchase Agreement, which number is greater than the allowable 25% discount. Assuming completion of the private placement by Centerpoint described above, Centerpoint would become a new insider and control person of Grandview.

The transactions contemplated by the Purchase Agreement are subject to receipt by Grandview of the required regulatory and shareholder approvals and completion of certain closing conditions in favour of Centerpoint on or before December 11, 2009. Grandview anticipates holding an annual and special meeting in late November at which the requisite shareholder approvals will be sought.

The proceeds from the private placement will be used primarily to fund Grandview's program on its Giulianata property in Peru as well as to meet working capital and general corporate purposes.

Centerpoint Resources Inc. is a privately held British Columbia corporation which invests in natural resource properties and also makes investments in companies, public and private, which operate in the natural resource sector.

For further information contact Paul Sarjeant, President and CEO of Grandview at 416.486.3444 or visit Grandview's website at www.grandviewgold.com.